UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Ambar Permana ---------------------------------------------------- (Signature) Ambar Permana VP Corporate Office Support

Number	:	Tel.17/LP 000/COP-M0300000/2026

Jakarta,	June 24, 2026

To.

I Gede Nyoman Yetna – Direktur

Adi Pratomo Aryanto – Kadiv. Penilaian Perusahaan 2

PT Bursa Efek Indonesia

Indonesia Stock Exchange Building, Tower 1, 6th Floor

Jl. Jend. Sudirman Kav. 52-53,

Jakarta 12190 Indonesia

Re	:	Answer to the Exchange Explanation Request

Respectfully,

Based on a letter from the Indonesia Stock Exchange (IDX), Number: S-07281/BEI.PP2/06-2026 dated June 19, 2026, regarding the Request for Explanation, which we received on June 22, 2026.

We hereby submit our response to the request for explanation in the attached document, and we submit our response via Form E023 (published) to the IDX.

We hereby convey this. Thank you for your attention and consideration.

Sincerely,

/s/ Ambar Permana

Ambar Permana

VP Corporate Office Support

Attachment		Answer to the Exchange Explanation Request
Number	:	Tel.17/LP 000/COP-M0300000/2026
Date	:	June 24, 2026

ANSWER TO THE EXCHANGE EXPLANATION REQUEST

Regarding The Audit Financial Statements For The Period As Of 31 December 2025

1.	Based on CALK No. 2.z.iii, the component of drop cable assets is characterized as a change in the voluntary accounting policy in accordance with PSAK 208, different from the original characterization as accounting errors in Form 6-K dated March 10, 2026. Please explain the basis for the considerations and analysis that underlie the characterization as a change in accounting policy, including matters considered after the submission of Form 6-K on March 10, 2026.

Answer:

Following the submission of Form 6-K on March 10, 2026, Management performed a further assessment and analysis of the accounting treatment of drop cable assets, taking into consideration the requirements of PSAK 208. Based on this assessment, Management determined that the change in accounting treatment relating to the componentization of drop cable assets reflects a revision in the principles and criterias used in determining the unit of account and asset componentization and thus constitutes this matters classified as a voluntary change in accounting policy, and accordingly, has been applied retrospectively in line with the provisions of PSAK 208.

2.	Based on CALK No. 2.z.iii and No. 11, the re-presentation only includes the component of the drop cable, without specifying the treatment of the asset classification "last mile to the customers" and the termination of the derecognition of assets without economic benefit as disclosed in Form 6-K dated March 10, 2026. Please explain the final accounting treatment of these two things and their quantification separately.

Answer:

The restatement in the 2025 Consolidated Financial Statements was undertaken as a result of a voluntary change in accounting policy concerning the componentization of drop cable assets, which form part of the “last mile to the customers” assets, in accordance with PSAK 208.

The derecognition of assets that no longer generate economic benefits is recognized when such assets cease to provide future economic benefits, with the resulting impact recorded in the profit or loss for the period in which the derecognition occurs.

The quantitative impacts of each respective treatment have been disclosed separately in CALK No. 2.z.iii and No. 11 to the 2025 Consolidated Financial Statements.

3.	Based on CALK No. 35.c.(iv), the Company does not disclose material weakness in internal control and only describes remediation actions, while Form 6-K dated March 10, 2026 concludes that there is material weakness which was then withdrawn through Form 6-K/A dated April 30, 2026. Please explain the basis for the conclusion of the effectiveness of the internal control, considering that the remediation action is still ongoing.

Answer:

The conclusion regarding the existence of a material weakness disclosed in Form 6-K dated March 10, 2026, was initially based on indications of accounting errors that impacted the 2023 and 2024 financial statements.

However, following a comprehensive analysis and further evaluation performed by Management, it was subsequently determined that the matter represented a change in accounting policy rather than accounting errors. Accordingly, the previous conclusion disclosed in the Form 6-K was withdrawn through the filing of Form 6-K/A dated April 30, 2026.

Attachment		Answer to the Exchange Explanation Request
Number	:	Tel.17/LP 000/COP-M0300000/2026
Date	:	June 24, 2026

4.	Based on the paragraph of Emphasis of Matter in the Independent Auditor's Report which only confirms the change in policy on drop cable, please convey the position of the Independent Auditor on the conclusion of the effectiveness of internal control, change in the useful life of non-access assets, and the termination of asset recognition.

Answer:

The Independent Auditor concluded that the Company maintained, in all material respects, effective internal control over financial reporting. The Independent Auditor did not identify any material weaknesses, nor conclude on the existence of any material weakness, as of December 31, 2025, including in relation to the accounting policy applied to drop cable assets.

5.	Based on CALK No. 35.c.(iv), the Company concludes that the overstatement of approximately 140 transactions that do not have material economic substance to the Financial Statements for the entire period presented. Please explain the basis of the considerations used in reaching these conclusions, both quantitatively and qualitatively.

Answer:

The Company has concluded that, while the identified errors are not quantitatively material to the consolidated financial statements for any individual annual period presented (2014-2024), they are qualitatively material, in terms of there was an indication of improper conduct by employees related to the aforementioned transaction.

From a quantitative perspective, the Company considered (i) the limited magnitude of the misstatements relative to key income statement benchmarks (revenue, pretax income and key profitability ratios), (ii) the fact that the errors do not convert income to a loss, do not mask a change in consolidated or Enterprise revenue trends, and do not affect compliance with debt covenants as reflected in the covenant schedules, and (iii) the absence of a change in the Company's overall segment mix or the relative significance of its principal profitability engine (Mobile), notwithstanding that the misstatement is concentrated in the Enterprise segment.

From a qualitative perspective, the Company considered, among other factors, the existence of employee misconduct with respect to the transactions, performance trends, the nature of the transactions, and their impact on the Company’s overall financial performance including net trade receivables.

6.	Based on CALK No. 35.c.(iv), corrections to transactions without economic substance are carried out through the establishment of a reserve for impairment losses, and not through a reversal of income in the year of original recognition. Please explain the basis for the selection of accounting treatment and its impact on the presentation of income.

Answer:

Based on CALK No. 35.c.(iv), the Company does not believe that the overstatement of revenues related to these transactions constituted a misstatement that was quantitatively material to the Company’s consolidated financial statements for any period presented in the Company’s prior annual financial statements. By December 31, 2020, the vast majority of the trade receivables associated with these transactions had a full corresponding income statement provision and related allowance for expected credit losses, and therefore the net trade receivable for these transactions reflected on the Company’s Statement of Financial Positions from 2020 onward were de minimis. Accordingly, based on information to date, these historical transactions do not require any corrections to the Statements of Financial Position as of December 31, 2024, and 2025.

Attachment		Answer to the Exchange Explanation Request
Number	:	Tel.17/LP 000/COP-M0300000/2026
Date	:	June 24, 2026

7.	Based on CALK No. 13 and No. 35.c.(iv) in the 2025 Annual Financial Statements (Audited), receivables from transactions that do not have economic substance are reclassified to other non-current assets with a net balance of zero and are still recorded in the financial position statement as of December 31, 2025, with write-offs that have been approved based on the recorded value of December 31, 2024. Meanwhile, in the Interim Financial Statements of March 31, 2026 (Unaudited), receivables of IDR 1,762 billion were declared to have been written off as of December 31, 2025. Please explain the basis for the difference in the presentation of the same position as of December 31, 2025 between audited and unaudited reports.

Answer:

In the 2025 Annual Financial Statements (Audited), receivables arising from transactions lacking economic substance were reclassified to other non-current assets, with a net carrying amount of nil, as such receivables had been fully provided for. As of the date of completion of the 2025 consolidated financial statements, these receivables had been approved for write-off based on their outstanding balances as of December 31, 2024, in accordance with applicable regulatory requirements; however, such approval does not extinguish the Company’s legal right of collection. Following the approval of the write-off, these receivables no longer have any net carrying amount and, accordingly, do not impact the Company’s financial position.

In the Interim Financial Statements as of March 31, 2026, the Company disclosed that trade receivables amounting to Rp1,762 billion and the corresponding allowance for impairment losses of Rp1,762 billion, for which approval had been obtained, were written off effective December 31, 2025, as previously disclosed in the 2025 Annual Financial Statements (Audited).

8.	Other important information/events that are material and may affect the survival of the company and may affect the company's share price.

Answer:

To the best of the Company’s knowledge as of the date of this submission, there are no other material information or events related to this matter that could have a material adverse effect on the Company’s going concern or materially affect the market price of the Company’s shares.